John T. McKenna T: +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR

February 27, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

RE:	Rally Software Development Corp. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted December 14, 2012 CIK No. 0001313911

Ladies and Gentlemen:

On behalf of Rally Software Development Corp. (the "Company"), the following information is in response to a letter, dated January 4, 2013, from the staff (the "Staff") of the Securities and Exchange Commission with respect to the Company's Confidential Draft Registration Statement on Form S-1, submitted confidentially on December 14, 2012 (the "Registration Statement"). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff's convenience we have incorporated your comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Registration Statement submitted confidentially on December 14, 2012. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Business
Market Opportunity, page 71

1.
We note your response to prior comment 1 regarding how your Agile management solutions are part of the application lifecycle market, which are largely served by legacy offerings. Please revise here and other appropriate places in your prospectus to provide investors with some context as to the size of the application lifecycle market that provides Agile software solutions by you and your competitors. Also, please provide a discussion, in quantitative or qualitative terms, of the extent of the conversion of legacy systems by your target market into the types of Agile management solutions that you provide that has been occurring in recent periods.

  The Company respectfully acknowledges the Staff's comments. The Company respectfully submits that its cloud-based platform addresses the needs of the application lifecycle market, which is undergoing a transition from software solutions designed to support legacy software development methods, such as waterfall, to software solutions designed to support new methods such as Agile.

  The Company advises the Staff that the Company and its advisors are not aware of any publicly-available third-party reports that provide additional quantitative information regarding that portion of the application lifecycle market that is currently served by offerings designed to support Agile techniques. Although the Company engaged a third-party research firm to provide further analysis of the application lifecycle market, upon review of the proposed methodology and preliminary data, the Company concluded that it would not be possible to obtain reliable data as the Company's publicly-

  traded competitors generally do not publicly disclose the sales data related to their specific product offerings (Agile or otherwise) and the Company's private competitors similarly do not disclose their sales data. In addition, the Company and its advisors are not aware of any publicly-available third-party reports that provide a quantitative discussion of the transition from software solutions designed to support legacy software development methods, such as waterfall, to software solutions designed to support new methods such as Agile.

  The Company proposes to revise the disclosure on pages 1, 69, 70 and 71 of the Registration Statement as follows:

  Page 1 and 69 (third full paragraph under "Company Overview")

    "We are a pioneer in management solutions for Agile software development. We provide a common platform on which organizations can collaborate across globally-distributed software development teams, solicit ideas and feedback from customers, and gain transparency into Agile software development projects. Our solutions automate and optimize activities such as project planning and scheduling, resource allocation, quality management and reporting on progress and cost, enabling users to manage the entire Agile software development lifecycle. Our cloud-based platform of management solutions is designed to address the application lifecycle market, which IDC defines as comprising the software configuration management, IT project and portfolio management, and automated software quality markets. In aggregate, IDC estimates these markets will reach $5.2 billion in 2012. While the application lifecycle market today is largely served by legacy offerings, we believe that as enterprises increase their use of Agile techniques for new software development projects Agile software offerings will continue to see increased market adoption."

  Page 70-71 (last full paragraph and carryover under "Industry Background")

    "Agile was introduced by a small group of software visionaries in 2001 through an open letter. It represented a new methodology for software creation and delivery designed to reduce costs and significantly improve time-to-market, quality and customer satisfaction. Agile projects build software incrementally, in small batches, using short iterations of one to four weeks that help keep development aligned with changing business needs. Agile is increasingly replacing waterfall processes across many industries because of the significantly improved results it can deliver. The Standish Group estimates that Agile techniques were used for 29% of new software development projects in 2011. According to the Standish Group, software applications developed using Agile techniques have three times the success rate of applications developed using the traditional waterfall method. The Standish Group defines a successful project as one delivered on time, on budget, and with the required features and functions. The following diagram illustrates the Agile methodology:"

    "Market Opportunity

    Agile techniques are being rapidly adopted by enterprises, disrupting and replacing the legacy software development methodologies that have traditionally comprised the market for application lifecycle software. According to IDC, the application lifecycle market is comprised of the software configuration management, IT project and portfolio management, and automated software quality markets. In aggregate, IDC estimates these markets will reach $5.2 billion in 2012. Although these markets have historically been addressed by solutions supporting waterfall and other legacy methods of software development, we believe that a transition to solutions supporting newer software development methodologies such as Agile is ongoing. Our cloud-based platform of management solutions is designed to address these markets and facilitate the adoption of Agile practices by enterprises.

    Additionally, cloud-based solutions have a relatively small, but rapidly growing share of the overall application development and deployment market, which includes Agile management solutions. IDC expects that this market will grow from $1.7 billion in 2010 to $12.6 billion in 2015, representing a five-year compound annual growth rate of approximately 49%."

*    *    *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff's comments. The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

/s/ John T. McKenna

John T. McKenna

cc:
Timothy A. Miller, Rally Software Development Corp.
James M. Lejeal, Rally Software Development Corp.
Michael L. Platt, Cooley LLP
Francis R. Wheeler, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Michael S. Bearup, KPMG LLP